Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14d-2 under the
Securities Exchange Act of 1934

Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

OXIGENE, INC.
Moderator: Michelle Edwards
October 15, 2009
8:00 am CT
Operator: Good day, ladies and gentlemen, and welcome to today’s OXiGENE VaxGen conference call. As a reminder, today’s conference is being recorded.
At this time, it is my pleasure to turn the conference over to your host, Ms. Michelle Edwards, please go ahead, ma’am.
Michelle Edwards: Thank you. Good morning everyone and welcome to a joint OXiGENE VaxGen conference call to discuss the proposed acquisition of VaxGen by OXiGENE. My name is Michelle Edwards. I’m the Director of Investor Relations here at OXiGENE. And today’s call is being recorded and webcast.
Participating in the call today are OXiGENE’s interim Chief Executive Officer, Peter Langecker; Chief Financial Officer James Murphy; and VaxGen President and Board Member James Panek; and Lori Rafield, VaxGen Board Member.
Following this introduction, Peter will discuss the strategic importance of this transaction to OXiGENE. Jim Murphy will discuss the structure in terms of the transaction. Jim Panek will discuss the merits of this transaction from the perspective of VaxGen stockholders. And Peter

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

will then provide a brief update on corporate programs and the benefits of this transaction as it relates to OXiGENE’s clinical programs. Then we’ll open the call up for questions.
If you’ve not received a copy of the press release we issued today on the OXiGENE VaxGen transaction you can obtain one by visiting OXiGENE’s Web site www.oxigene.com or VaxGen’s Web site www.vaxgen.com or by calling OXiGENE’s receptionist at 781-547-5900.
I’d like to remind everyone that during the conference call OXiGENE and VaxGen’s directors and officers will make certain forward-looking statements regarding the timing, outcome and potential benefits of the proposed merger as well as each company’s business and future plans and anticipated outcomes that involve risks and uncertainties that may cause the actual results or outcomes to be materially different from those anticipated and discussed on this conference call.
Risks and uncertainties include among others risks and uncertainties associated with the pre clinical and clinical drug development processes, the risk that the merger will not be approved by stock holders and will not otherwise be consummated. Uncertainties as to the timing of the merger changes in VaxGen’s or OXiGENE’s business during the period between today and the closing of the merger. Adverse reactions to the proposed transaction by stockholders by VaxGen or OXiGENE or others. And risks associated with litigation as well as other factors detailed in OXiGENE’s and VaxGen’s filings with the SEC including OXiGENE’s annual report on Form 10-K for the year ended December 31, 2008. VaxGen’s annual report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings including quarterly reports for both OXiGENE and VaxGen.
In addition, this conference call may be deemed to be solicitation material regarding the proposed merger. In connection with the proposed merger, OXiGENE intends to file with the SEC a registration statement on Form S-4 which will include a joint proxy statement/prospectus of OXiGENE and VaxGen and other relevant materials in connection with the proposed transactions

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

and each OXiGENE and VaxGen intend to file with the SEC other documents regarding the proposed transactions.
The final joint proxy statements will be mailed to stockholders of OXiGENE and VaxGen. Stockholders of OXiGENE and VaxGen are urged to read it and the other relevant materials carefully in their entirety when they become available because they will contain important information about OXiGENE, VaxGen and the proposed transaction. The proxy statement and other relevant materials when they become available and any and all documents filed with the SEC may be obtained free of charge at the SEC’s Web site from either OXiGENE or VaxGen.
VaxGen and OXiGENE and the respective executive officers and directors and other persons may be deemed to be participants of solicitations of proxy from the stockholders of OXiGENE and VaxGen in connection with the proposed merger. Information about the executive officers and directors of OXiGENE and VaxGen and their respective ownership in common stock is set forth in their respective annual reports on Form 10-K and proxy statements for OXiGENE’s 2009 and VaxGen’s 2008 annual meeting of stockholders.
Certain directors and executive officers of VaxGen and OXiGENE may have direct or indirect interests in the mergers due to securities holdings pre existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the OXiGENE or VaxGen participants will receive any additional benefits in connection with the merger that are unknown as of the date of this call, the detail of those benefits will be described in a definitive joint proxy statement and prospectus.
Stockholders may obtain additional information regarding the direct and indirect interest of OXiGENE, VaxGen and their respective executive officers and directors in the merger by reading the joint proxy statement and prospectus when it becomes available.

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Now, I’d like to turn the call over to OXiGENE’s interim CEO, Peter Langecker.
Peter Langecker: Thank you. On behalf of the team at OXiGENE, thanks to all of our listeners for participating in today’s call.
Today, we announced that we have entered into a definitive merger agreement to acquire VaxGen in a stock for stock transaction that will bring approximately 33 million to OXiGENE to continue to fuel our clinical programs into 2011.
You may be aware that in 2008 VaxGen ended its drug development programs and the board announced that it would seek ways to maximize the value of its remaining assets, including its substantial cash assets through transactions. When the idea to acquire VaxGen was presented to OXiGENE, we saw that it represented an opportunity to strengthen our company’s cash position and help fund our promising clinical programs. We believe this transaction will help us create value for all of our shareholders, including the current stockholders of VaxGen, who would become OXiGENE stockholders upon completion of the merger.
I am pleased to tell you that OXiGENE’s management and board are unanimous in their belief that this transaction is an excellent step for OXiGENE that will fortify our abilities to advance our clinical programs in oncology and ophthalmology towards anticipated milestones. Not only will the transaction provide an immediate infusion of significant cash upon the closing, but there’s also a significant potential upside. VaxGen (sold its) rPA anthrax vaccine program to Emergent BioSolutions in 2008 making it eligible for milestones and potential royalties should Emergent be awarded a contract with the U.S. government for procurement of an anthrax vaccine.
We have reason to be optimistic as this product appears to be well positioned to attract government purchase and these contracts can often be quite large. So under the terms of

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

VaxGen’s agreement with Emergent, we may over time realize added value in form of additional milestone payments for achieving certain net sales as well as a potential royalty stream above the immediate cash that we will acquire through this transition.
So we believe that this transition makes sense for our stockholders from a cost of capital point of view. OXiGENE could not raise this amount of capital in a single transaction and at these terms in today’s market. We view this transaction pragmatically as unique opportunity to enhance our financial security, strength our position and partnering discussions and focus our resources and energies on advancing our high value programs in oncology and ophthalmology.
We also believe that this transaction makes excellent sense for VaxGen stockholders who will have the opportunity to participate in the future success of OXiGENE’s product candidates to treat cancers and sight-threatening ophthalmic conditions. Once the transaction closes we will be delighted to welcome to our board two VaxGen board members who will bring valuable business insights and experience to our company. Dr. Lori Rafield and Mr. Franklin Berger both of whom are well known and well respected in the biotechnology industry and in the financial community.
Now, I would ask Jim Murphy to discuss the details of the transaction and the next steps. And then Jim Panek will discuss the merits of the transaction from the perspective of VaxGen stockholders. After that, I will provide a brief update on key upcoming milestones in our clinical programs.
James Murphy: Thanks, Peter. Now, I’ll provide an overview of the transaction with VaxGen.
The transaction is structured as a merger in which OXiGENE will acquire VaxGen in exchange for OXiGENE common stock. VaxGen’s assets consist primarily of a substantial amount of cash and its liabilities and contractual obligations consist primarily of costs and expenses of its outstanding

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

leases related to its former biopharmaceutical manufacturing operations located in South San Francisco.
Upon closing of the transaction VaxGen will become a wholly owned subsidiary of OXiGENE and VaxGen stockholders will become stockholders of OXiGENE. A few more details about how the merger will work and key provisions.
Pursuant to the merger agreement assuming net cash balance at closing is the same as target net cash of VaxGen and based on the current number of OXiGENE common shares outstanding OXiGENE will issue approximately 15.6 million shares of newly issued common stock in exchange for all of VaxGen’s common stock outstanding at the closing.
The number of OXiGENE shares to be issued at closing will be proportionately adjusted if VaxGen’s net cash at closing is greater or less than approximately $33.2 million. VaxGen currently estimates that its net cash at closing may be below the target amount of net cash depending on the timing of the closing in the amount of VaxGen expenses.
At closing OXiGENE will also place an additional 8.5 million shares of newly issued common stock in escrow to be released to VaxGen stockholders contingent upon certain events over the 2 year period following the closing. As we noted in the press release today these events pertain primarily to settlement of VaxGen’s obligations under its lease of facilities in South San Francisco and to the awarding of a procurement contract by the U.S. government to Emergent BioSolutions for which VaxGen is eligible to receive milestone and royalty payments in connection with Emergent BioSolutions May 2008 acquisition of VaxGen’s recombinant protective antigen rPA anthrax vaccine product candidate and related technology.
Of the 8.5 million shares placed in escrow 2.7 million shares will be associated primarily with the settlement of VaxGen’s lease facility obligations. If the outstanding lease obligations and related

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

costs are reduced during the 2 year period following the closing, OXiGENE will release shares from escrow to the VaxGen stockholders depending on the amount of the lease settlement arrangements. If the lease obligations in related costs are reduced prior to closing, the number of shares issued at closing will be adjusted.
The remaining 5.8 million shares to be held in escrow will be released to VaxGen shareholders in the event that VaxGen as a subsidiary of OXiGENE within two years following the closing of the transaction becomes entitled to receive a $3 million milestone payment from Emergent BioSolutions in connection with the award of a procurement contract to Emergent by the U.S. government for supply of rPA anthrax vaccine. In the event, this milestone is achieved OXiGENE will release from escrow approximately 1.9 million shares plus additional shares based on the size of the contract awarded to Emergent upon a maximum — up to a maximum of approximately 3.9 million shares. OXiGENE will be entitled to receive additional milestone payments and royalties from sales of rPA for a period of 12 years from commercial sale with no obligations to issue additional shares to VaxGen stockholders.
If the award of the procurement contract is announced prior to the closing VaxGen will receive credit for the $3 million milestone payment in calculating net cash at closing. And OXiGENE will issue additional shares based on the size of the contract awarded to Emergent to VaxGen stockholders at the closing.
Immediately after the closing VaxGen stockholders prior to the merger are expected to own approximately 20% of the outstanding shares of the combined company. And the former OXiGENE stockholders are expected to own approximately 80% assuming VaxGen’s net cash at closing is the same as target net cash. If all of the contingent shares are released as contemplated by this arrangement. OXiGENE anticipates having approximately 87 million shares outstanding. Under these circumstances VaxGen stockholders prior to the merger would be expected to own approximately 28% of the outstanding shares of the combined company and the

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

OXiGENE stockholders would be expected to own approximately 72% assuming no further issuances of stock by OXiGENE.
Relative to the impact of this transaction on OXiGENE’s cash position, I would note that at the end of the second quarter of 2009 OXiGENE reported $20.8 million in cash and cash equivalents that did not include the $10 million gross proceeds from the company’s registered direct offering completed in July. We expect that the additional — the addition of approximately 33 million to our cash position should be sufficient to fund OXiGENE’s operations into 2011. It is also important to note that as previously discussed OXiGENE’s cash position may also benefit from an additional $3 million milestone payment from Emergent BioSolutions which could positively effect our cash position and further extend our cash runway.
We will provide updates on these matters in a quarter financial results announcements as circumstances warrant. In terms of timing and next steps the proposed merger transaction is subject to customary closing conditions including receipt of various required approvals from both company stockholders. We expect the transaction will close during the first quarter of 2010.
Thanks and I’ll look forward to answering any questions listeners may have about the transaction during our Q&A on the call. Now, I’ll turn it over to Jim Panek.
James Panek: Thank you, Jim. On behalf of the VaxGen Board of Directors, I am pleased to welcome VaxGen stockholders to this call and discuss this important step for the company and its stockholders.
As you know over the past year, VaxGen has engaged in an extensive process of determining how best to maximize the value of the company’s assets. We believe this transaction provides the best available opportunity for VaxGen and is a positive outcome for our stockholders, one which is more advantageous than liquidation for several reasons.

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

First, this transaction appropriately values VaxGen’s most tangible asset, its cash and it puts to use in a way that has the potential to drive stockholder value.
Second, the potential to settle the VaxGen lease liability for less than what our landlord has been requiring to terminate the lease is structured into the merger consideration through the opportunity to receive additional shares upon a favorable resolution of that lease liability. This mechanism enables VaxGen stockholders potentially receive further benefit after the closing if the lease liability is reduced over the next 2 years.
Third, VaxGen stockholders can benefit from the potential milestone and royalty payments through the monetization of the rPA assets at the time a procurement contract is issued. Moreover, VaxGen’s board believes there is significant potential upside in participating as stockholders of OXiGENE given the value and the stage of its clinical assets. VaxGen stockholders will obtain initial ownership in a combined entity of approximately 20% with the potential to increase that ownership by up to an additional 8% depending upon the outcome of the rPA contract and the lease resolution efforts.
We believe that VaxGen stockholders have an opportunity to benefit from their substantial ownership position in a company that is the leader in the area of vascular disrupting agents. Now, I’d like to turn the call back over to Peter Langecker who will provide a summary and an update of OXiGENE’s clinical programs.
Peter Langecker: Thank you, Jim. So I’ll conclude our call today by providing a brief update on the key milestones in our major clinical programs which are expected to be the direct beneficiaries of this transaction that we announced today.

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Our focus is on continuing to build upon our leadership in the vascular disrupting agent field by advancing our three key product development programs, ZYBRESTAT for oncology, OXi4503 and ZYBRESTAT for ophthalmology. (Two) value inflection points in the remainder of 2009 and in 2010.
Enrollment in the FALCON study — trial which is a randomized controlled phase 2 study evaluating ZYBRESTAT, Bevacizumab and chemotherapy as a first line treatment for non-small cell lung cancer continues to progress. At the ERTC NCA — NCIA CR meeting which is going to take place November 15 to 19 in Boston we will present interim data from this FALCON study. The focus of this presentation will be the preliminary safety results with some early survivor results. At the time of the abstract submission there were not enough patients who had been followed for the requisite 6-month period to allow for efficacy analysis.
The full safety and efficacy data set from this FALCON trial is expected to be available. And we expect it to be reported in ASCO, which you know is scheduled to take place in June 4-8, 2008 in Chicago.
Our pivotal registration fact trial evaluating ZYBRESTAT and chemotherapy in antiplastic thyroid cancer or ATC patient enrollment is progressing and we continue to anticipate reaching the interim analysis plan under the special protocol assessment by midyear 2010. The interim analysis will not combine the trial but will provide us with the basis for deciding whether to stop the trial for utility or (futility) or whether to continue full enrollment as planned.
In our OXi4503 program we present data — we present the data at ACR earlier this year showing that OXi4503 has pronounced anti tumor activity when administered as a single agent or in combination with chemotherapy and AML’s (xenograph) models. And we anticipate presenting the results of additional and corroborative studies at the scientific meeting later this year. In the first half of 2010, we anticipate providing a read out from our phase 1 trial of OXi4503 in solid

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

tumors. And initial data from a phase 1b portion of our trial of OXi4503 in patients with hepatic tumor burden.
Our ZYBRESTAT ophthalmology program, the (SABER) study is progressing well and is continuing to lay ground work for moving forward with a topical formulation. (SABER) is a randomized controlled double masked single dose phase 2 study of intravenous route ZYBRESTAT in patients with polypoidal choroidal vasculopathy or PCV. We expect data from this study to read out in the first half of 2010.
In closing, I would like to thank the VaxGen board of directors for their spirit of cooperation and collaboration and our own board of directors for the continued counsel and support. We’re committed to maximizing stockholder value in all aspects of our operations. We expect the transaction we announced today to provide critical important resources to achieve our goals. Now, we’ll open up the call for your questions.
Operator: Thank you. Ladies and gentlemen, if you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, ladies and gentlemen, that is star then 1 on your touchtone telephone to ask a question.
We’ll take our first question from Joe Pantginis with Merriman Curhan Ford.
Joe Pantginis: Hi guys, good morning and congratulations on continuing to strengthen your balance sheet. If I could just look forward to next month if you don’t mind, a more general question, could you just give a little more color on why it’s important, why the data will be so important in elucidating the complimentary between a VDA approach and an antiangiogenesis approach? Thanks a lot.

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Michelle Edwards: Hey, Joe, this is Michelle. I’m here with Peter and as you know the data that we’re about to present next month that the EOR TCAA CR NTI conference will be the first that we’re presenting any safety data from the combination — the phase 2 combination study, the FALCON study. Peter, if you’d like to expand on why this is particularly important to highlight the combination.
Peter Langecker: Yes, this is interesting because there’s a combination of not only chemotherapy and ZYBRESTAT but also Bevacizumab as a antiangiogenic compound.
So Bevacizumab had provided additional benefit in terms of patient progression free survival and overall survival when added to chemotherapy. And now, if we add the ZYBRESTAT as a vascular disrupting agent to this very successful combination, of course, there’s the promise that this would further enhance the patient benefit. The one concern that people will always have is if you combine antiangiogenic and vascular disrupting agents whether there are any untoward safety observations that haven’t been seen with using these agent alone. So that’s why I think it’s important to also look at the safety from — and that’s why this presentation is important.
Joe Pantginis: Great. Thank you very much.
Operator: Thank you. We’ll take our next question from Peter Ruggiere with Dawson James.
Peter Ruggiere: Hi, good morning. A question for you. On these — on the fast tracks you know for the thyroid cancer study way back when, do we have any idea of where we might stand with that? And like the working drug status and if any of these we’re getting closer to possibly a submission of an application?

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Peter Langecker: Yes. It’s actually a good question. So for this particular indication and for this protocol, we have a special protocol assessment with the FDA. We have orphan drug status for antiplastic thyroid cancer as an indication and for this molecule. And it’s designated for expedited review with the FDA. So it has all of the good things that you always wish for in the pivotal trial. And we also have communications with the FDA that this would be the only study that would be required for registration if it meets its statistical endpoints.
Peter Ruggiere: I haven’t seen anything but remember the U.S. district judge that I guess the cancer completely was taken away, is there any update on how he’s doing? If the cancer every came back or anything.
Michelle Edwards: Are you referring to Chief Justice Rehnquist who passed away. Yes, unfortunately, this is an illustration of how quickly this cancer can take the lives of patients. I believe he’s passed away. And his survival was nearly 6 to 8 months I’m not sure the final time.
Peter Langecker: Yes, and that is typical with these patients. You know the survival time is very short in contrast to other forms of thyroid cancer, antiplastic thyroid cancer is not responsive to radioactive treatment because it doesn’t bind iodine. It’s very unresponsive to chemotherapy. It’s relatively unresponsive to radiation. So most of the mainstay of the treatment is surgery and much of the surgery is really palliative to prevent other problems.
So from that perspective any treatment that provides a survival benefit like this protocol is designed to show would be a huge success in treating this cancer.
Peter Ruggiere: Yes, he was — that was a long survival. When do we get — when do you think you might hit statistical significance ((inaudible)) OXi4503? How long?

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Peter Langecker: Well, we — the — currently it’s only in phase I. You know 4503 is very early in development. So the initial clinical trials are all geared towards showing safety, establishing the appropriate dose. And then you move into phase 2 studies where you establish proof of principle that is that the drug has activity and you get an idea of the sample size for future studies. So from that perspective clinical trials with 4503 that have statistical power will really only be maybe in phase 2, 3, type of designs which I think are not going to happen before probably 2012. I don’t think that we get there any where sooner.
Peter Ruggiere: Yes. I’ve been following this drug for years and the one thing is all of the results are pretty consistent with one another you know safety profile, the efficacy rates. It’s interesting. This deal is very nice. It looks like VaxGen took an equity position in a good company. Anyway, thank you.
Michelle Edwards: Thank you.
Peter Langecker: Thank you.
Operator: Thank you. And once again, ladies and gentlemen, if you would like to ask a question, please press star then 1 on your touchtone telephone. Remember if you are on a speakerphone to pick up your handset before pressing the corresponding digits. Once again, ladies and gentlemen, that is star then one.
And Ms. Edwards, it appears at this time we have no further questions.
Michelle Edwards: All right, thank you, operator. We’ll turn the call back over to Peter for a brief conclusion.

OXIGENE, INC.
Moderator: Michelle Edwards
10-15-09/8:00 am CT
Confirmation # 7768134

Peter Langecker: Yes. I want to thank all of you for participating in today’s call. As we move toward upcoming milestones we will look forward to providing further updates. So thank you all.
Operator: Thank you. Ladies and gentlemen, this does conclude today’s presentation. We appreciate your participation. You may now disconnect.
END